Exhibit 99

                              AMENDED AND RESTATED
                         WASHINGTON TRUST BANCORP, INC.
                  DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN


Terms and Conditions

         1. Washington Trust Bancorp, Inc. (the "Corporation") will promptly after deducting withholding taxes, if any, commingle and pay over to The Washington Trust Company ("WTC"), or such other bank or trust company as the Corporation may from time to time designate as the Corporation's agent, all cash dividends (such net amount being called the "Dividend") payable on shares of the Corporation's Common Stock, $.0625 par value ("Stock"), held of record by each participant in, and by WTC as custodian under, the Washington Trust Bancorp, Inc. Amended and Restated Dividend Reinvestment and Stock Purchase Plan (the "Plan").

         WTC, as agent for the Corporation, will (a) commingle and apply the Dividend and the optional cash payment, if any, described in Paragraph 2 below, to the purchase of additional shares of Stock, and (b) hold such shares as custodian.

         Unless the Corporation makes the election specified in the next paragraph, WTC will make such purchases by purchasing from the Corporation shares of Stock (which may be, at the Corporation's election, authorized but unissued shares, treasury shares, or a combination thereof) at a price equal to the mean of the closing prices of a share of the Stock as reported on the Nasdaq Stock Market for each business day during a period of 10 business days immediately preceding the purchase date, provided that the Stock is traded for at least four days during such 10-day period. If the Stock is not traded for four of the 10 business days preceding the dividend payment date, then shares of Stock shall be purchased from the Corporation at a price equal to the mean of the closing prices of such Stock as reported on the Nasdaq Stock Market for each business day during the 20 business day period immediately preceding the date of purchase.

         If the Corporation, prior to any dividend payment date, advises WTC that it will not sell shares to WTC on such dividend payment date, purchases with respect to such dividend payment date will be made by Citizens Trust Company, Providence, Rhode Island, or such other bank or trust company as WTC may from time to time designate (the "Purchasing Agent"), as agent for the purchase of shares of Stock as promptly as practicable on or after such date in the open market, or in negotiated transactions on such terms as the Purchasing Agent may determine. In such event, the purchase price is deemed to be the average price of all shares of Stock purchased by the Purchasing Agent for the participants in the Plan. Upon completion of any purchase by the Purchasing Agent pursuant to the preceding sentence, WTC will advise the Corporation of the number of shares of Stock acquired and the aggregate purchase price paid therefor.

        2. Upon enrollment in the Plan a participant may make additional optional cash payments to be applied to the purchase of additional shares of Stock for the Plan participant. All Plan participants may make optional cash payments by means of cash payment, or automatic electronic funds transfer. Additionally, employees of the Corporation or its subsidiaries may elect to make optional cash payments by means of automatic payroll deductions. Notwithstanding anything contained herein to the contrary, no participant may make optional cash payments in excess of $1,000 per quarter (or such other aggregate maximum amount as may be determined from time to time by the Corporation) regardless of the form or manner in which such optional cash payments are made.

         If a participant makes optional cash payments by cash, check, money order payable to WTC or wire transfer to WTC, such payments must be made so that it is received by WTC during one of the following periods: January 1 - January 10; April 1 - April 10; July 1 - July 10; and October 1 -October 10. Any payments received at any other time will be returned to the participant. Each payment should be accompanied by an account identification stub provided by WTC. The Corporation applies any optional cash payment received by WTC from the participant to the purchase of shares of Stock for the participant's account.

         Additionally, all Plan participants may make optional cash payments by means of automatic quarterly deductions of not less than $50 nor more than $1,000 per quarter by quarterly electronic funds transfers from a predesignated U.S. bank account. Automatic quarterly deductions may be made from accounts at any of approximately 18,000 banks, savings associations, credit unions and other financial institutions that are members of the National Automated Clearing House Association (NACHA).

         To initiate automatic quarterly deductions, the participant must complete and sign an Automatic Electronic Investment Authorization Form and return it to the Stock Transfer Desk at WTC at least 15 business days preceding the dividend payment date.

         Once automatic quarterly deductions are initiated, funds will be drawn from the participant's designated account on the 10th day of each month during which dividends are to be paid (or, if the 10th day is not a business day, the first business day thereafter), and will be invested in Stock as promptly as practicable on or after the first dividend payment date following the date of such transfer.

         Participants may change the amounts of their future automatic quarterly deduction by completing and submitting to WTC a new Automatic Electronic Investment Authorization Form. To be effective with respect to a particular dividend payment date, however, the new Automatic Electronic Investment Authorization Form must be received by the Stock Transfer Desk at least four business days preceding the date for electronic transfer of funds. Participants may terminate their automatic quarterly deductions by notifying the Stock Transfer Desk in writing.

         An employee of the Corporation or any of its subsidiaries who is also a Plan participant may elect to make optional cash payments via automatic payroll deduction. To initiate automatic payroll deductions, an employee must complete and submit to the WTC Human Resources Dept. an Employee Enrollment Form. Automatic payroll deductions will commence as soon as practicable after receipt of the Employee Enrollment Form. All funds automatically deducted from an employee's payroll check for a particular quarter will be held without interest until the end of such period whereupon such funds will then promptly be forwarded to WTC. Such funds will be invested as promptly as practicable on or after the first dividend date for the Stock occurring after the date funds are submitted to WTC. Nothing herein shall be construed to discriminate in favor of employees of the Corporation or any of its subsidiaries in any manner whatsoever.

         Aggregate optional cash payments by a participant cannot exceed a total of $1,000 per calendar quarter and must be at least $25 per remittance if made in cash, $50 if made via automatic electronic funds transfer and $5 per pay period if made via automatic payroll deductions. The same amount of money need not be invested each quarter, and there is no obligation to make an optional cash payment each quarter. The Corporation reserves the right to amend the Plan to change the minimum and maximum amounts of allowable optional cash payments.

         3. WTC will make every effort to invest on and/or as promptly as practicable after each dividend payment date, each Dividend and/or optional cash payment paid to it pursuant to Paragraphs 1 and 2 above, except where and to the extent that any applicable Federal securities law may otherwise require.

         WTC will maintain an account for each participant in the Plan and on each dividend payment date will, as to each such account, credit the proportionate Dividend and/or optional cash payment. Upon WTC's purchase of shares of Stock from the Corporation or upon receipt of advice from the Purchasing Agent of the total number of shares acquired and the aggregate price paid therefor, as the case may be, WTC will, as to each participant's account, debit the proportionate cost and credit the proportionate number of shares (computed to three decimal places) of Stock purchased by WTC or the Purchasing Agent. All shares of Stock so purchased will be retained by WTC, or its nominee, as custodian under the Plan.

         4. A statement setting forth, as to a participant, the Dividend and/or the optional cash payment, the net amount invested, the number of shares purchased, the average cost per share, the total shares accumulated under the Plan and other pertinent information, will be mailed to a participant by WTC as soon as practicable after completion of each investment of Dividends and/or optional cash payments.

         5. The fact that Dividends are reinvested does not relieve Plan participants of any liability for taxes that may be otherwise payable on account of receipt of dividends.

         6. Participants may at any time obtain without charge a certificate or certificates for all or part of the full shares credited to their Plan accounts by making a request for withdrawal to WTC. In no event, however, will fractional shares be issued.

         7. Participation in the Plan may be terminated by a participant at any time by written notice to WTC, Trust and Investment Department, Attention: Stock Transfer Desk, 23 Broad Street, P.O. Box 512, Westerly, Rhode Island 02891-0512,
Attention: Stock Transfer Desk. Such notice will be effective upon receipt, except that if such notice is received after the 5th business day prior to a dividend payment date, settlement as to the participant's portion, if any, of the Dividend and/or optional cash payment to be invested need not be made until after completion of such investment by WTC pursuant to Paragraph 3 above.

         Upon termination, a participant will receive from the Corporation a certificate or certificates for the whole shares credited to such participant's Plan account at the close of business on the date of receipt of the termination notice by WTC. In no event, however, will fractional shares be issued. In lieu of fractional shares, a participant shall receive a cash payment based on the closing price of the Stock as reported on the Nasdaq Stock Market on the last trading day prior to the withdrawal.

         8. In the event a participant ceases to be a shareholder of record, WTC shall continue to reinvest dividends on the shares in such participant's account until otherwise notified by the Participant. If a Participant notifies WTC, he may withdraw from the Plan, have the whole shares registered in the participant's name, and forwarded to the participant with any fractional share interest paid in cash.

         9. At the record date for a vote of shareholders, full shares held by WTC under the Plan will be voted in accordance with instructions of the participant given on an instruction from or proxy furnished to the participant or if the participant desires to vote in person at a meeting of shareholders, a proxy to vote the number of full shares credited to the participant's account under the Plan may be obtained upon written request received by WTC at least 15 days before the meeting. If the participant does not direct WTC as to how he wishes shares to be voted, WTC will vote or refrain from voting as it deems appropriate.

         10. Any dividends in the form of shares of Stock and any shares resulting from a split of Stock distributed by the Corporation on shares of Stock held of record by WTC as custodian will be retained by WTC as custodian and credited proportionately to the accounts of the participants in the Plan. In the event that the Corporation makes available to holders of Stock rights to subscribe to additional shares of Stock or any other securities, WTC will sell such rights received on shares held of record by it as custodian and invest the proceeds of sale in additional shares of Stock, to be retained by WTC as custodian and credited proportionately to the accounts of the participants in the Plan. A participant who wishes to receive directly any such rights may do so by sending to WTC at least two weeks prior to the rights offering date a written request that certificates for such shares in such participant's account be sent directly to the participant.

         11. Neither the Corporation, WTC, nor the Purchasing Agent shall be liable for any act done in good faith or for any omission to act, including, without limitation, any claims of liability (a) with respect to the prices at which shares are purchased or sold for a participant's account and the times when such purchases or sales are made (provided, however, that nothing herein shall be deemed to constitute a waiver of any rights that a participant might have under the Securities Exchange Act of 1934, as amended or other applicable Federal securities law), or (b) for any fluctuation in the market value after purchase or sale of shares, or (c) for continuation of a participant's account until receipt by the Corporation of notice in writing of such participant's death.

         12. The Corporation reserves the right to amend, modify, suspend, or terminate the Plan, but such action shall have no retroactive effect that would prejudice the interests of the participants. In the event of termination for any reason, certificates for full shares credited to each Participant's Plan account will be delivered together with a check for any fractional share interest determined as provided in Paragraph 8 and Participants shall have no further rights hereunder.

         13. The terms and conditions of the Plan and its operation shall be governed by the laws of the State of Rhode Island.

         14. The effective date of this amended and restated Plan is October 1, 1996.



                                 APPROVED:Joseph J. Kirby
                                          ------------------------------------
                                          Joseph J. Kirby
                                          Chairman and Chief Executive Officer